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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AmerAlia, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
023559-26
(CUSIP Number)
Mark Jackson, Director
Sentient Executive GP I, on behalf of the General Partner
Of Sentient Global Resources Fund I, L.P.,
c/o Sentient Asset Management Canada Limited
1010 Sherbrooke Street West, Suite 1512
Montreal, Quebec H3A 2R7Canada
514-223-2578
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 23, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	23559-26	Page	2	of	11

Schedule 13D

1	NAMES OF REPORTING PERSONS: Sentient Global Resources Fund I, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands.

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	171,847,442*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	90.883%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN.
* Sentient Global Resources Fund I, L.P. (the “Fund”) does not own any shares of, nor does it have the right to acquire any shares of, the Issuer. Until May 23, 2007, it had the right to acquire shares pursuant to an exercise of a warrant. Commencing after October 31, 2004 until May 23, 2007, it had an additional right to acquire shares pursuant to an exchange right. The number of shares subject to the exchange right depends on a number of factors (described in Item 5 below). On May 23, 2007, the Fund and Sentient Global Resources Trust No. 1 (the “Trust”) each transferred their rights to acquire shares of the Issuer. These warrants and exchange rights were contributed to Sentient USA Resources Fund, L.P., a Delaware limited partnership (the “Partnership”) which is owned 81.9959% by the Fund and 18.0031% by the Trust. As a result, the Partnership acquired all rights to acquire shares of the Issuer and Fund and the Trust no longer own those rights. The number shown is an estimate of the number of shares that can be acquired by the Partnership based on the closing price of the Issuer’s common stock on May 23, 2007 ($0.30) and the assumptions and calculations described in Item 5 below. The percentage ownership was determined using 17,239,437 shares of the Issuer outstanding as of December 26, 2006 as set forth in the most recent Form 10-KSB filed by the Issuer.

CUSIP No.	23559-26	Page	3	of	11

Schedule 13D

1	NAMES OF REPORTING PERSONS: Sentient Global Resources Trust No. 1

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Australia

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	171,847,442*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	90.883%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
* Sentient Global Resources Trust No. I (the “Trust”) does not own any shares of, nor does it have the right to acquire any shares of, the Issuer. Until May 23, 2007, it had the right to acquire shares pursuant to an exercise of a warrant. Commencing after October 31, 2004 until May 23, 2007, it had an additional right to acquire shares pursuant to an exchange right. The number of shares subject to the exchange right depends on a number of factors (described in Item 5 below). On May 23, 2007, the Trust and Sentient Global Resources Fund I, L.P. (the “Fund”) each transferred their rights to acquire shares of the Issuer. These warrants and exchange rights were contributed to Sentient USA Resources Fund, L.P., a Delaware limited partnership (the “Partnership”) which is owned 81.9959% by the Fund and 18.0031% by the Trust. As a result, the Partnership acquired all rights to acquire shares of the Issuer and Fund and the Trust no longer own those rights. The number shown is an estimate of the number of shares that can be acquired by the Partnership based on the closing price of the Issuer's common stock on May 23, 2007 ($0.30) and the assumptions and calculations described in Item 5 below. The percentage ownership was determined using 17,239,437 shares of the Issuer outstanding as of December 26, 2006 as set forth in the most recent Form 10-KSB filed by the Issuer.

CUSIP No.	23559-26	Page	4	of	11

Schedule 13D

1	NAMES OF REPORTING PERSONS: Sentient USA Resources Fund, LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		171,847,442*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		171,847,442*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

171,847,442*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

90.883%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
* Sentient USA Resources Fund, L.P. (the “Partnership”) does not own any shares of the Issuer. On May 23, the Partnership acquired warrants and exchange rights from Sentient Global Resources Fund I, L.P. (the “Fund”) and Sentient Global Resources Trust No. 1 (the “Trust”) as a contribution to the capital of the Partnership. The Partnership is owned 81.9959% by the Fund and 18.0031% by the Trust. As a result, the Partnership acquired all rights to acquire shares of the Issuer and Fund and the Trust no longer own those rights. The numbers shown represent an estimate of the number of shares that could be acquired by the Partnership if it exercised its warrants and exchange rights based on the closing price of the Issuer's common stock on May 23, 2007 ($0.30) and the assumptions and calculations described in Item 5 below. The percentage ownership was determined using 17,239,437 shares of the Issuer outstanding as of December 26, 2006 as set forth in the most recent Form 10-KSB filed by the Issuer.

CUSIP No.	23559-26	Page	5	of	11
Item 1. Security and Issuer
     This filing relates to the common stock (the “Common Stock”) of AmerAlia, Inc. (“Issuer”). The address of the Issuer’s principal office is 20971 East Smoky Hill Rd., Centennial, Colorado 80015.
Item 2. Identity and Background
          Sentient Global Resources Fund I, L.P. (the “Fund”), is a Cayman Islands exempted limited partnership. Sentient Executive GP I, Limited, a company incorporated in the Cayman Islands is the general partner of Sentient GP I, L.P., a Cayman Islands exempted limited partnership, which is the General Partner of the Fund. The Directors of Sentient Executive GP I, Limited are: David Lloyd, Willy Lim, Mark Jackson, Peter Cassidy, and Ian Hume. The Fund’s address is: Third Floor, Harbour Centre, P.O. Box 10795 APO, George Town, Grand Cayman, Cayman Islands. The Fund’s principal activity is the making of investments. Unless noted, the following information in this paragraph is also true about the directors as well as the general partner of the Fund and its general partner. During the past 5 years, such person has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or (iii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          Sentient Global Resources Trust No. 1 (the “Trust”), an Australian unit trust. The Trustee of the Trust is Sentient (Aust) Pty. Limited. The Directors of Sentient (Aust) Pty Limited are: Peter Cassidy and Ian Hume. The Trust’s address is Suite 2401, Level 24, Australia Square Tower, 264 George Street, Sydney, Australia NSW 2000. The Trust’s principal activity is the making of investments. Unless noted, the following information in this paragraph is also true about the Trust and its Trustee and the Directors of the Trustee. During the past 5 years, such person has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or (iii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          Sentient USA Resources Fund, L.P. (the “Partnership”) is a Delaware limited partnership. Its General Partner is Sentient Executive MLP 1, Limited, an exempted company incorporated under the laws of the Cayman Islands. Peter Cassidy and Mark Jackson are the directors of the General Partner. The General Partner has a .001% Partnership interest in the Partnership. The Limited Partners are the Trust which owns an 18.0031% interest in the Partnership and the Fund which owns an 81.9959% interest in the Partnership. The Partnership’s (and the General Partner’s) address is c/o Sentient Executive MLP 1, Limited, Third Floor, Harbour Centre, P.O. Box 10795APO, George Town, Grand Cayman, KY1-1108, Cayman Islands, B.W.I. Unless noted, the information which follows in this paragraph concerns both the Partnership and the General Partner. During the past 5 years, such person has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or (iii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     No shares of the Issuer are owned by (i) the Partnership, (ii) the Fund or (iii) the Trust. The Trust and the Fund each transferred to the Partnership warrants and exchange rights, which if exercised, would permit the

CUSIP No.	23559-26	Page	6	of	11
Partnership to acquire shares of the Issuer. The warrants and exchange rights were originally acquired by the Fund and the Trust in connection with loans made by Trust and the Fund to the Issuer’s subsidiary. These loans are evidenced, in part, by the secured debentures (Exhibits C-F), which have been transferred to the Partnership together will all other interests owned by the Trust and the Fund that relate to the Issuer and its subsidiary. The funds used to make the loans evidenced by the debentures were internal funds of the Trust and the Fund, respectively, available for investment. If the Partnership exercises any of the warrants or exchange rights it will use internal funds it will have for investments.
Item 4. Purpose of Transaction
     The purpose or purposes under which the Trust and the Fund initially acquired the foregoing exchange rights and warrants was to make loans to a subsidiary of the Issuer. The transfers of the lenders rights under these loans from the Trust and the Fund to the Partnership on May 23, 2007 were to consolidate the ownership of these rights.
     As described in additional detail below, after the warrants and exchange rights were transferred to the Partnership, it exercised rights to convert Series B-2 debentures (without affecting the other debentures it acquired) and a working capital loan into 53.5% of the common stock of NSI the second tier subsidiary of the Issuer which is the operating company. This resulted in the Issuer losing voting control of NSI. Although this conversion shifted voting control of NSI to the Partnership, the NSI shares received by the Partnership may still be exchanged by it for shares of the Issuer, although the value of those NSI shares is calculated by a different formula specified in Section 3.15 of the Securityholder Agreement (Exhibit A) for the purpose of exchanging into shares of the Issuer.
     The Trust and the Fund transferred to the Partnership debentures issued by Natural Soda Holdings, Inc. (“NSHI”), the Issuer’s subsidiary which is the parent of NSI, the operating company. Those debentures include $5,000,000 principal amount of NSHI’s Secured Series A 10% Debentures Due September 30, 2005 (together with accrued and interest as of May 25, 2007 in the approximate amount of $1,756,506) and $11,300,000 principal amount of NSHI’s Secured Subordinated Series B1 Debentures Due February 19, 2008, together with interest (assuming the maximum amount of all interest thereunder was payable on May 23, 2007) for a Series B1 Debenture total of $40,424,401 (Exhibits C & D). Payments required under these debentures have not been made when due and the Partnership has the right to declare a default thereunder. If the Partnership declares a default under these debentures, it has the right to take control of the Board of Directors of NSHI or to purchase shares so that it has control of NSHI. Once the defaults are cured, any directors appointed by the Partnership will be removed and any shares of NSHI purchased will be repurchased by NSHI at cost. These provisions are set forth in Section 3.01(d) of the Securityholder Agreement. The Partnership reserves the right to declare a default under the debentures at any time, and to exercise these or any other remedies. The Partnership, the Fund and the Trust disclaim any undertaking to advise if the Partnership elects not to declare a default, and any election not to exercise these or any other remedies.
     Further, substantially all of the assets of NSI and NSHI have been pledged as collateral for the debentures (and as collateral for additional Series A debentures issued to the Issuer and NSI and pledged by them to third parties). If the indebtedness of NSHI is not restructured (discussed in Item 4(b) below) and the creditors, led by the Partnership, exercise their rights as secured creditors it is possible that the assets of NSHI and NSI would be sold with the proceeds used to discharge indebtedness of NSHI and NSI and only the surplus, if any, would be available to NSHI, NSI, and the Issuer, as appropriate.
     Except as described in this Item 4, the Partnership, the Trust and the Fund do not have any plans or proposals which relate to or would result in:
     (a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer.
The Partnership (and, to the extent of their respective interests in the Partnership, the Trust and the Fund) have had discussions with the largest shareholder of the Issuer concerning the acquisition by the Partnership, the Fund, the Trust or one or more of their affiliates of investments of such shareholder in the: (i) Issuer (which includes 7,929,820 shares of common stock of the Issuer), and (ii) NSHI (as a pledgee of some of NSHI’s Series A Debentures and NSHI’s Unsecured Subordinated Series C

CUSIP No.	23559-26	Page	7	of	11
Debentures due February 18, 2008, which are registered in the name of the Issuer and/or NSI). The parties have agreed that there will be no enforceable agreement concerning this acquisition until a written agreement is executed. As of the date hereof no such agreement has been executed. It is likely that any obligation to purchase the investments of this shareholder will be subject to several conditions precedent. There is no assurance that the parties will execute any agreement and the Partnership, Fund and Trust disclaim any obligation to disclose any failure to reach such an agreement.
Pursuant to an Agreement to Share Proceeds (Exhibit O), If the Partnership elects to declare a default under the debentures issued by NSHI, the Partnership will be obligated to offer to the Mars Trust an opportunity to purchase all of the NSHI debentures owned by the Partnership at a price not greater than the total amount due and owing thereunder, including principal, stated and contingent interest. If that occurred, the Mars Trust would also acquire the Partnership’s right to exchange the B1 debentures for shares of the Issuer pursuant to the Securityholder Agreement (Exhibit A). The Partnership reserves the right to declare a default under the debentures at any time, and to exercise any remedies it may have. The Partnership, the Fund and the Trust disclaim any undertaking to advise if the Partnership elects not to declare a default under the debentures, and any election not to exercise any remedies.
In addition, the Partnership, the Fund and the Trust are in discussions with the Issuer, NSHI, and NSI concerning recapitalizing the investments originally made by the Trust and the Fund (including the remaining debentures owned by the Partnership, all other interests in the Issuer, NSHI, and NSI, and 53.5% of the common stock of NSI), all of which are now owned by the Partnership. There is no assurance that the discussions will result in any agreement and the Partnership, Fund and Trust disclaim any obligation to disclose any failure to reach such an agreement.
     (b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.
On May 25, 2007, the Partnership delivered notice to the Issuer, its subsidiary NSHI and NSHI’s subsidiary NSI that all of the Series B2 Debentures formerly owned by the Trust and the Fund were conveyed to the Partnership on May 23, 2007, had been converted into 49% of the authorized, issued and outstanding shares of common stock of NSI. These Series B2 debentures had an aggregate principal amount of $9,700,000 plus $1,801,111in interest (as of May 23, 2007). At the same time in the same notice, the Partnership exercised its right under additional loans that had also been transferred to the Partnership by the Trust and the Fund on May 23, 2007 (in the principal amount of $1,000,000 plus interest of $565,000 as of May 23, 2007) to convert these additional loans into an additional 4.5% of all classes of capital stock of NSI. As a result of these conversions, the Partnership owns 53.5% of the common stock of NSI.
In addition, the Partnership, the Fund and the Trust are in discussions with the Issuer, NSHI, and NSI concerning recapitalizing the investments originally made by the Trust and the Fund (including the remaining debentures owned by the Partnership, all other interests in the Issuer, NSHI, and NSI, and 53.5% of the common stock of NSI), all of which are now owned by the Partnership. There is no assurance that the discussions will result in any agreement and the Partnership, Fund and Trust disclaim any obligation to disclose any failure to reach such an agreement.
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.
As of the date of this Schedule 13D, NSHI has failed to make required payments of principal and interest on its Series A, B1 and C debentures. The Partnership is the largest secured creditor of NSHI and NSI. If the Partnership, the Issuer, NSHI and NSI are unable to recapitalize NSHI (described in Item 4(b) above), the secured creditors, led by the Partnership, may exercise their

CUSIP No.	23559-26	Page	8	of	11
rights in the collateral for the debentures, which collateral constitutes essentially all of the assets of NSHI and NSI. If that collateral is sold or transferred to the creditors, there may be no assets remaining for the other subordinated creditors of NSHI or for the Issuer as the primary owner of NSHI. The Partnership reserves the right to declare a default under the debentures at any time, and to exercise these or any other remedies. The Partnership, the Fund and the Trust disclaim any undertaking to advise if the Partnership elects not to declare a default, and any election not to exercise these or any other remedies.
The Partnership, the Fund and the Trust are in discussions with the Issuer, NSHI, and NSI concerning recapitalizing the investments now owned by the Partnership. There is no assurance that the discussions will result in any agreement and the Partnership, Fund and Trust disclaim any obligation to disclose any failure to reach such an agreement.
     (d) Any change in the present board or directors or management of the Issuer, including plans or proposals to change the number of term of directors or to fill any existing vacancies on the board.
Mark Jackson (a director of the general partner of the Fund) and Peter Cassidy (a director of the trustee of the Trust) were invited to be directors of NSHI and NSI. They previously accepted this offer with respect to NSI and intend to accept that offer effective immediately with respect to NSHI. Under certain circumstances (described above in this Item 4) the Partnership may declare a default under the NSHI debentures it acquired from the Trust and the Fund and may appoint 2/3rds of the Board of Directors of NSHI for the purpose of curing defaults under NSHI’s debentures. The Partnership reserves the right to declare a default under the debentures at any time, and to exercise this or any other remedy. The Partnership, the Fund and the Trust disclaim any undertaking to advise if the Partnership elects not to declare a default, and any election not to exercise this or any other remedy.
     (e) Any material change in the present capitalization or dividend policy of the Issuer.
As the result of the Partnership’s conversion of its Series B2 debentures and the $1,000,000 working capital loan, the Partnership now owns 53.5% of the common stock of NSI. As described above, the Issuer no longer has voting control of NSI and if the Partnership declares a default under the debentures, the Issuer may lose control of the Board of Directors of NSHI or voting control of NSHI until the default is cured. These events, as well as the failure to pay secured debentures issued by NSHI may affect the ability of the Issuer to pay dividends. Further, as described in Item 4(b) above, the Partnership, the Issuer, NSHI and NSI have been and continue to discuss recapitalization of one or more of the Issuer, NSHI and NSI. There is no assurance that the discussions will result in any agreement and the Partnership, Fund and Trust disclaim any obligation to disclose any failure to reach such an agreement.
     (f) Any other material change in the Issuer’s business or corporate structure. None, except as set forth herein.
     (g) Changes to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person. None.
     (h) Causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association. None.
     (i) Causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act. None.
     (j) Any action similar to any of those enumerated above. None.

CUSIP No.	23559-26	Page	9	of	11
Item 5. Interest in Securities of the Issuer
(a) The Partnership, the Trust and the Fund do not own any shares of the Issuer. The Partnership only has the right to acquire such shares upon exercise of an exchange right or upon exercise of warrants. These rights were acquired by the Fund and the Trust March 19, 2004 and were transferred to the Partnership on May 23, 2007, and no additional rights have been acquired by the Partnership, Fund or Trust during the past 60 days.
The Issuer is not current in its filings with the Securities and Exchange Commission. Its shares of common stock do not trade every day. As a result, the amounts and percentages set forth in this Schedule 13D (including, but not limited to the information set forth in the following table), are based on the most recent information available in public filings or otherwise to the Partnership, the Fund and the Trust. The following list indicates an estimate of the number of shares that the Partnership, the Trust and the Fund, could acquire upon the exercise of these rights:

	Number of	Number of	Total	Percentage
Name	Exchange Shares	Warrant Shares	Shares	Of the Issuer’s Shares
Sentient Global Resources Fund I, L.P.	0	0	0	0
Sentient Global Resources Trust No.	0	0	0	0
Sentient USA Resources Fund, LP	171,247,422	600,000	171,847,422	90.883%

Total	171,247,422	600,000	171,847,422	90.883%
The Partnership will have the sole right to vote or to direct the vote and the sole right to dispose of or direct the disposition of the shares that it has the right to acquire. There is no shared voting or disposition rights. The Partnership would be the record owner of any shares. The Fund and the Trust own 81.9959% and 18.0031% of the Partnership, respectively.
     The exact number of shares of Common Stock that may be acquired by the Partnership pursuant to the exchange rights depends on several factors, none of which can be determined until the exchange rights have been exercised. Those factors (which are described in detail in Section 3.15(b) of the Securityholder Agreement, Exhibit A) are: (i) the amount of unpaid principal and interest on Series B1 Debentures (the amounts set forth above assume the maximum amount of interest that could be claimed by the Partnership), (ii) the value of the shares of NSI owned by the Partnership (which itself is determined by determining the Adjusted EBITDA of NSI allocating to the Partnership the percentage of NSI’s Adjusted EBITDA based on the Partnership’s share ownership (i.e., 53.5%), and multiplying the result times 5, all as set forth in the Securityholder Agreement), and (iii) the Exchange Price (which is 85% of the average between the bid and the asked prices of the Common Stock of the Issuer during the 30 calendar days prior to exercise of the exchange rights) and the other terms and conditions of the exchange rights, conversion rights and warrant purchase rights. The numbers set forth in this Schedule 13D are an estimate assuming that (i) the maximum amount of principal and interest that the Partnership could claim as of May 23, 2007 is the total amount payable as of the time the rights are exercised, (ii) The Adjusted EBITDA of NSI was estimated for the purposes of this calculation to be approximately $1,212,595 for the twelve months ended April 30, 2007, and (iii) using the closing price of the Issuer’s common stock on May 23, 2007 of $.30, instead of the average between the bid and the asked price of the shares of common stock of AmerAlia for the 30 days prior to the date of exchange to determine the Exchange Price (the stock of the Issuer does not trade on a regular basis and has traded as high as $.45 per share during the thirty-day period prior to May 23, 2007. On May 30, 2007 the share price closed at $.50 per share. On May 31 it had a “bid” of $.27 per share and an “ask” of $.51. The higher the trading price, the lower the number of shares that could be acquired pursuant to the exchange rights).
(b) The General Partner of the Partnership is owner of .001% of the Partnership.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Trust and the Fund were third party beneficiaries of a Shareholder Voting Agreement by and among shareholders of the Issuer that are not affiliated with the Trust or the Fund. Those rights were transferred to the Partnership on May 23, 3007. The parties to the Shareholder Voting Agreement are Jacqueline B. Mars as Trustee for the Jacqueline Badger Mars Trust dated February 5, 1975, as amended and the Directors of the Issuer that also owned shares of Common Stock (Robert C.J. van Mourik, Bill H. Gunn, Neil E. Summerson, Robert A. Cameron, Geoffrey Murphy and James V. Riley) whereby the Mars Trust has agreed to abstain from voting its shares of

CUSIP No.	23559-26	Page	10	of	11
Common Stock or, if asked by the Trust or the Fund, the Mars Trust will vote its shares in the same proportion as the other shareholder vote on the matter. (Exhibit J).
Item 7. Material to be Filed as Exhibits
(A)	Securityholder Agreement, dated March 19, 2004, by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing dated September 2, 2004).

(B)	Letter of Amendment to the Securityholder Agreement effective July 31, 2004 by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing dated September 2, 2004).

(C)	Secured Subordinated Series B1 Debenture due February 19, 2008 in the principal amount of $9,265,260 issued by Natural Soda Holdings, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. (Filed with the original filing dated September 2, 2004).

(D)	Secured Subordinated Series B1 Debenture due February 19, 2008 in the principal amount of $2,034,740 issued by Natural Soda Holdings, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing dated September 2, 2004).

(E)	Secured Subordinated Series B2 Convertible Debenture due February 19, 2008 in the principal amount of $7,953,365 issued by Natural Soda Holdings, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. (Filed with the original filing dated September 2, 2004).

(F)	Secured Subordinated Series B2 Convertible Debenture due February 19, 2008 in the principal amount of $1,746,635 issued by Natural Soda Holdings, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing dated September 2, 2004).

(G)	Management and Cost Reimbursement Agreement, dated March 19, 2004 and effective October 1, 2003, by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing dated September 2, 2004).

(H)	Warrant to Purchase 491,957 shares of Common Stock, issued by AmerAlia, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. (Filed with the original filing dated September 2, 2004).

(I)	Warrant to Purchase 108,043 shares of Common Stock, issued by AmerAlia, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing dated September 2, 2004).

(J)	Shareholder Voting Agreement dated March 19, 2004 by and among Jacqueline B. Mars as Trustee for the Jacqueline Badger Mars Trust dated February 5, 1975, as amended and Robert C.J. van Mourik, Bill H. Gunn, Neil E. Summerson, Robert A. Cameron, Geoffrey Murphy and James V. Riley. (Filed with the original filing dated September 2, 2004).

(K)	Filing Agreement Dated September 1, 2004 Regarding Joint Filing Of Schedule 13D, by and between Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. and Sentient

CUSIP No.	23559-26	Page	11	of	11
Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing dated September 2, 2004).

(L)	Contribution Agreement, dated May 23, 2007, by and between Sentient (Aust.) Pty. Limited acting on behalf of Sentient Global Resources Trust No. I and Sentient USA Resources Fund, L.P.

(M)	Contribution Agreement, dated May 23, 2007, by and between Sentient Executive GP I, Limited on behalf of the general partner of Sentient Global Resources Fund I, L.P. and Sentient USA Resources Fund, L.P.

(N)	Filing Agreement Dated June 4, 2007, Regarding Joint Filing Of Schedule 13D, by and between Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1, Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1, and Sentient USA Resources Fund, LP.

(O)	Agreement to Share Proceeds, dated March 19, 2007, by and among Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1 and Jacqueline B. Mars as Trustee of the Jacqueline Badger Mars Trust dated February 5, 1975.
Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sentient Executive GP I, Limited, On Behalf of The General Partner Of Sentient Global Resources Fund I, L.P.		Sentient (Aust) Pty. Limited, As Trustee Of Sentient Global Resources Trust No. 1

By:	/s/ Mark A. Jackson Mark A. Jackson, Director	By:	/s/ Peter Cassidy Peter Cassidy, Director
Date: June 4, 2007		Date: June 4, 2007

Sentient USA Resources Fund, L.P. By: Sentient Executive MLP1, Limited, General Partner

By:	/s/ Mark A. Jackson Mark A. Jackson, Director
Date: June 4, 2007

Exhibit Index

Exhibit No	Description

(A)	Securityholder Agreement, dated March 19, 2004, by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing dated September 2, 2004).

(B)	Letter of Amendment to the Securityholder Agreement effective July 31, 2004 by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing dated September 2, 2004).

(C)	Secured Subordinated Series B1 Debenture due February 19, 2008 in the principal amount of $9,265,260 issued by Natural Soda Holdings, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. (Filed with the original filing dated September 2, 2004).

(D)	Secured Subordinated Series B1 Debenture due February 19, 2008 in the principal amount of $2,034,740 issued by Natural Soda Holdings, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing dated September 2, 2004).

(E)	Secured Subordinated Series B2 Convertible Debenture due February 19, 2008 in the principal amount of $7,953,365 issued by Natural Soda Holdings, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. (Filed with the original filing dated September 2, 2004).

(F)	Secured Subordinated Series B2 Convertible Debenture due February 19, 2008 in the principal amount of $1,746,635 issued by Natural Soda Holdings, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing dated September 2, 2004).

(G)	Management and Cost Reimbursement Agreement, dated March 19, 2004 and effective October 1, 2003, by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing dated September 2, 2004).

(H)	Warrant to Purchase 491,957 shares of Common Stock, issued by AmerAlia, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. (Filed with the original filing dated September 2, 2004).

(I)	Warrant to Purchase 108,043 shares of Common Stock, issued by AmerAlia, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing dated September 2, 2004).

(J)	Shareholder Voting Agreement dated March 19, 2004 by and among Jacqueline B. Mars as Trustee for the Jacqueline Badger Mars Trust dated February 5, 1975, as amended and Robert C.J. van Mourik, Bill H. Gunn, Neil E. Summerson, Robert A. Cameron, Geoffrey Murphy and James V. Riley. (Filed with the original filing dated September 2, 2004).

(K)	Filing Agreement Dated September 1, 2004 Regarding Joint Filing Of Schedule 13D, by and between Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. and Sentient

Exhibit No	Description

Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing dated September 2, 2004).

(L)	Contribution Agreement, dated May 23, 2007, by and between Sentient (Aust.) Pty. Limited acting on behalf of Sentient Global Resources Trust No. I and Sentient USA Resources Fund, L.P.

(M)	Contribution Agreement, dated May 23, 2007, by and between Sentient Executive GP I, Limited on behalf of the general partner of Sentient Global Resources Fund I, L.P. and Sentient USA Resources Fund, L.P.

(N)	Filing Agreement Dated June 4, 2007, Regarding Joint Filing Of Schedule 13D, by and between Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1, Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1, and Sentient USA Resources Fund, LP.

(O)	Agreement to Share Proceeds, dated March 19, 2007, by and among Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1 and Jacqueline B. Mars as Trustee of the Jacqueline Badger Mars Trust dated February 5, 1975.